UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

          (Mark One)

☑	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004

or

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 For the transition period from to

          Commission file number: 1-12123

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JLG Industries, Inc. Employees’ Retirement Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JLG Industries, Inc.
1 JLG Drive
McConnellsburg, PA 17233-9533

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA), listed below are furnished for the JLG Industries, Inc. Employees’ Retirement Savings Plan (the “Plan”). The pages referred to are the numbered pages in the Plan’s audited financial statements for the years ended December 31, 2004 and 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
JLG Industries, Inc. Employees’ Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the JLG Industries, Inc. Employees’ Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Baltimore, Maryland
June 10, 2005

FINANCIAL STATEMENTS

JLG Industries, Inc. Employees’ Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2004	2003

ASSETS
Investments, at fair value	$126,202,740	$106,058,532
Receivables	38,666	—

Total assets	126,241,406	106,058,532

LIABILITIES

Due to Plan participants	15,918	2,085

Net assets available for benefits	$126,225,488	$106,056,447

The accompanying notes are an integral part of these financial statements.

JLG Industries, Inc. Employees’ Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Years ended December 31,

	2004	2003
Additions
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$14,363,982	$27,882,678

	14,363,982	27,882,678

Contributions
Employer contributions	4,036,822	856,305
Employee contributions	5,345,789	3,521,989
Rollovers	492,698	201,936

	9,875,309	4,580,230

Total additions	24,239,291	32,462,908

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	4,042,377	7,310,223
Administrative expenses	27,873	29,058

Total deductions	4,070,250	7,339,281

NET INCREASE	20,169,041	25,123,627

Net assets available for benefits
Beginning of year	106,056,447	80,932,820

End of year	$126,225,488	$106,056,447

The accompanying notes are an integral part of these financial statements.

JLG Industries, Inc. Employees’ Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A — DESCRIPTION OF THE PLAN

The following brief description of the JLG Industries, Inc. Employees Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan, which covers substantially all domestic employees of JLG Industries, Inc., JLG Equipment Services, Inc. JLG Service Plus, Inc. and Access Financial Solutions, Inc. (collectively, the “Company”). The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Administrative Committee of JLG Industries, Inc. (the “Plan Administrator”). The Company may pay all or a portion of the administrative expenses of the Plan. Any expenses not paid by the Company shall be paid out of Plan assets. The Plan Administrator has engaged Massachusetts Mutual Life Insurance Company (the “Custodian”) as custodian for the Plan assets.

Participation

Employees become participants in the Plan on the first day of the month following 30 days of employment. Participants’ accounts are credited with their salary deferral contributions, the Company’s profit-sharing contributions and matching contributions. Participants also receive allocations of Plan earnings or losses. Allocations of Plan earnings are based upon participants’ average account balances.

Participants direct their contributions into the thirteen different investment options. Participants may change their investment elections daily in 5% increments.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000, 50% of their vested account balance, or 100% of their pre-tax, after-tax, and rollover account balances. Loan terms generally do not exceed five years. Loans are secure by the balance in the participant’s account and bear interest at a reasonable rate to be determined at the time the loan begins based upon prevailing market rates. Principal and interest is paid ratably through payroll deductions.

Contributions

The Plan consists of two parts: a 401(k) savings feature and Company profit sharing contributions. The 401(k) savings feature provides for both participants’ pre-tax contributions and the Company’s matching contributions. Participants may elect to make pre-tax contributions up to 20% of their eligible compensation. Participants may also contribute amounts representing distributions from other tax qualified plans. The Company matches participants’ contributions at a rate of $.50 for every $1.00 contributed up to a maximum of 5% of the participants’ eligible compensation. Profit sharing contributions are based upon the profitability of the Company and the amounts are determined at the discretion of the Board of Directors of JLG Industries, Inc.

JLG Industries, Inc. Employees’ Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2004 and 2003

NOTE A — DESCRIPTION OF THE PLAN — Continued

Distributions

Participants’ accounts are payable upon attaining age 59 1/2 and election by the participant or age 70 1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan also provides for withdrawal of the participant’s salary reduction account or the vested portion of his/her employer account in certain hardship situations.

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, a life annuity or installment payments.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of such termination, the net assets available for benefits of the Plan are to be distributed in accordance with the provisions of the Plan, but in no event shall any amounts be returned to the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants become vested in their account balances as follows: immediate and full vesting of their 401(k) contributions and graduated vesting in their Company profit sharing and matching contributions. Participants become fully vested in their Company matching contributions and profit sharing accounts after four years of service, with 25% vesting after two years, 50% vesting after three years, and 100% vesting after four years of service. Upon termination of employment, a participant receives the vested portion of their accounts in accordance with Plan provisions.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been consistently prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis under GAAP.

Estimates

In preparing financial statements in conformity with GAAP, the Plan Administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenue and expenses during the reporting period. Actual results could differ from those estimates.

JLG Industries, Inc. Employees’ Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2004 and 2003

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Investment Valuation

Investments are stated at fair value. Fair value is based on the quoted market price, if it is available. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds are valued at the aggregate of the quoted market prices of the underlying securities. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Forfeited Accounts

For the years ended December 31, 2004 and 2003, $44,951 and $482,752, respectively, of forfeitures of Company contributions were used to offset current employer contributions. At both December 31, 2004 and 2003, no forfeited amounts were available to reduce future employer contributions.

Benefit Payments

Benefit payments are recorded when paid. The $15,918 and $2,085 payable at December 31, 2004 and 2003, respectively, relate to excess contributions made by participants during the Plan year and distributed subsequent to the Plan year-end.

Administrative Costs

The Company may pay all or part of the out-of-pocket administrative expenses of the Plan.

NOTE C — TAX STATUS

The Plan is exempt from income taxes under Section 401(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on July 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Subsequent to the receipt of the determination letter, the Plan was amended. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

JLG Industries, Inc. Employees’ Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2004 and 2003

NOTE D — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2004	2003
JLG Company Stock Fund	$29,989,923	$29,423,175
Mutual Funds:
MM Money Market Fund	21,370,612	19,673,014
Vanguard Institutional Index Fund	17,237,105	14,986,778
Quest Balanced Fund	15,967,392	11,737,727
MM Mid Cap Growth II Fund	13,047,821	8,557,286
MM Focused Value Fund	6,386,212	5,778,824
PIMCO Total Return Fund	6,221,215	4,968,959

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual Funds and Pooled Separate Accounts	$7,206,711	$11,631,203
JLG Company Stock Fund	7,157,271	16,251,475

	$14,363,982	$27,882,678

NOTE E — TERMINATION OF THE PLAN

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to reduce, suspend or discontinue contributions to the Plan or to terminate the Plan at any time by vote of the Plan Administrator. Upon termination of the Plan, all amounts credited to the participants’ accounts shall become fully vested. Timing of distribution of Plan assets would be determined by the Plan Administrator.

NOTE F — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Custodian. The Custodian is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $27,873 and $29,058, respectively, for the years ended December 31, 2004 and 2003.

NOTE G — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

JLG Industries, Inc. Employees’ Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2004 and 2003

NOTE H — RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the years ended December 31, 2004 and 2003 to Form 5500:

	2004	2003

Net assets available for benefits per the financial statements	$126,225,488	$106,056,447
Contributions receivable:
Employer	(38,666)	—
Due to Plan participants	15,918	2,085

Net assets available for benefits per the Form 5500	$126,202,740	$106,058,532

The following is a reconciliation of changes in net assets per the financial statements for the years ended December 31, 2004 and 2003 to the Form 5500:

	2004	2003

Changes in net assets available for benefits per the financial statements	$20,169,041	$25,123,627
Contributions receivable	(38,666)	117,411
Excess contributions due to Plan participants	13,833	2,085

Changes in net assets available for benefits per the Form 5500	$20,144,208	$25,243,123

SUPPLEMENTAL INFORMATION

JLG Industries, Inc. Employees’ Retirement Savings Plan

FORM 5500, SCHEDULE H, PART IV, ITEM 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

EIN: 34-1405233
PLAN NO.: 001

December 31, 2004

		Current
Identity of Issuer	Description	Value
* JLG Company Stock Fund	Common Stock Fund	$29,989,923
* Massachusetts Mutual Life Insurance Company:
Money Market Fund	Money Market Fund	21,370,612
Mid Cap Growth II Fund	Pooled Separate Account	13,047,821
Focused Value Fund	Pooled Separate Account	6,386,212
Large Cap Value Fund	Pooled Separate Account	4,145,634
DLB Small Company Opportunities Fund	Pooled Separate Account	2,996,637
Small Cap Growth Equity Fund	Pooled Separate Account	1,502,505
Growth Equity Fund	Pooled Separate Account	940,595
* Vanguard Institutional Index Fund	Mutual Fund	17,237,105
* Quest Balanced Fund	Pooled Separate Account	15,967,392
* PIMCO Total Return Fund	Mutual Fund	6,221,215
* Oakmark International Fund	Mutual Fund	1,590,749
* State Street Bank and Trust:
Self-Directed Brokerage Accounts	Self-Directed Brokerage Accounts	42,197
* Participant Loans	Interest ranging from 5.00% to
	11.75%, terms from 1 to 10
	years	4,764,143

		$126,202,740

* Parties-in-interest.

EXHIBITS

23           Consent of Grant Thornton LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JLG Industries, Inc. Employees’ Retirement Savings Plan (Name of Plan)
Date: June 29, 2005	/s/ Thomas D. Singer
Thomas D. Singer
Senior Vice President, General Counsel and Secretary

JLG INDUSTRIES, INC.
EMPLOYEES’ RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Grant Thornton LLP